

Mail Stop 3561

October 23, 2007

Mr. Howard T. Lyon
Vice President, Treasurer and Controller
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, VA 24016

> **Re: RGC Resources, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 19, 2007**
> **File No. 0-26591**

Dear Mr. Lyon:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that that income tax expense included in discontinued operations may be understated based on the current estimate of the tax basis of Bluefield Gas Company stock. Please tell us why the deferred tax liability related to the difference between the book and tax basis of the investment was not previously recognized. Also tell us why it is appropriate to reflect the adjustment to income tax expense as a current period charge.

2. We note your disclosure in Notes 5 and 6 to the unaudited condensed consolidated financial statements included in Form 10-Q/A filed October 19, 2007. Please tell us how the assets and liabilities of discontinued operations are classified in the balance sheets and why the classifications comply with paragraphs 46 and 49 of SFAS 144.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant

Mr. Howard T. Lyon
RGC Resources, Inc.
October 23, 2007
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